UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2013

Commission File No.: 001-35681

AMIRA NATURE FOODS LTD

29E, A.U. Tower
Jumeirah Lake Towers
Dubai, United Arab Emirates

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Other Events

On June 10, 2013, Amira Nature Foods Ltd (the “Company”) issued a press release announcing its results for the quarter and fiscal year ended March 31, 2013. The press release is attached as Exhibit 99.1 and is incorporated by reference herein. On the same day, the Company held an earnings call to discuss its quarterly and fiscal year end results. A copy of the transcript for the earnings call is attached as Exhibit 99.2 and is incorporated by reference herein. The information contained in Exhibits 99.1 and 99.2 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Exhibits
99.1	Press Release, dated June 10, 2013
99.2	Earnings Call Transcript, dated June 10, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 13, 2013

AMIRA NATURE FOODS LTD
By:	/s/ Karan A. Chanana
Name:	Karan A. Chanana
Title:	Chief Executive Officer